ACCELERIZE NEW MEDIA, INC.
6477 HIGHWAY 93 SOUTH
SUITE 303
WHITEFISH, MONTANA 59937
(406) 892-2161

April 30, 2007

By EDGAR and Facsimile

Karen J. Garnett
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Accelerize New Media, Inc. Registration Statement on Form SB-2 Filed December 22, 2006, amended January 31, 2007 and April 17, 2007 File No. 333-139586

Dear Ms. Garnett:

The purpose of this letter is to respond to your letter of April 26, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Pre-Effective Amendment No. 3 to Form SB-2 (the “Amended SB-2”).

General

1.	Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

Response: We have continued to monitor the updating requirements of Item 310(g) of Regulation S-B and no revisions were necessary at this time.

United States Securities and Exchange Commission

April 30, 2007

Accelerize New Media, Inc.

Note 4: Stockholders’ Equity

Warrants, page F-18

2.
Your previous amendment included disclosures regarding how you determined and recorded the fair value of your warrants issued in connection with your preferred stock in your financial statements. Please revise your disclosures to include this information.

Response:  We have revised our disclosure to disclose this information. However, please note that we have revised our financial statements to adjust the fair value of the warrants to $23,592, to reflect the market value of the appraisal which valued our shares of common stock at $0.06 at December 31, 2006 and to reflect the fair value of the warrants as dividends on Series A preferred stock, as required by EITF 98-5.

Debt Reduction Group LLC

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

3.
Reference is made to your disclosure where you state, “This is subject to a partial refund by the Company to the debt settlement agency if the debt settlement agency does not receive all scheduled monthly payments for the duration of the contract during the first 15 months of such contract or if the debt settlement agency issues a refund to the customer.” The implied cancellation privilege in your financial statement disclosure is 15 months which is different from your response to us, which indicates that the cancellation privilege is throughout the duration of the contractual term. Please advise us or revise your disclosure to clarify.

Response: We have revised our disclosure to clarify and it reads as follows: “This payment is subject to a partial refund by TDRG to the debt settlement agency if 1) the debt settlement agency does not receive all scheduled monthly payments for the duration of the contract during the first 15 months of such contract or 2) the debt settlement agency issues a refund to the consumer over the term of the contract. Accordingly, the fee earned by TDRG is recognized over the term of the underlying contract between the debt settlement agency and the consumer, which is generally 3 years.”

United States Securities and Exchange Commission

April 30, 2007

We acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from talking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (406) 892-2161, or our attorney, Mr. Truman J. Bidwell, Esq. at (212) 660-3032 if you have any questions or require additional information.

Sincerely,

ACCELERIZE NEW MEDIA, INC.

/s/ Brian Ross

By: Brian Ross
Title: President, Chief Executive Officer and Secretary

cc:	Michael McTiernan, Esq. United States Securities and Exchange Commission Truman J. Bidwell, Esq. Sullivan & Worcester LLP